

October 12, 2022

Hua Wang
Chief Financial Officer
Rubber Leaf Inc
Qixing Road, Weng'ao Industrial Zone
Chunhu Subdistrict, Fenghua District
Ningbo, Zhejiang, China

    Re: Rubber Leaf Inc
        Amendment No. 3 to Registration Statement on Form S-1
        Filed on September 22, 2022
        File No. 333-261070

Dear Hua Wang:

    We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 25, 2022 letter.

Form S-1/A filed on September 29, 2022

Consolidated Financial Statements
Consolidated Statements of Operations and Other Comprehensive Income , page F-5

1.   In regard to the updated comparative interim financial statements for the six months ended June 30, 2021, it appears the weighted average common shares outstanding and earnings per share amount currently disclosed should be revised to retro-actively reflect the reorganization and share exchange agreement with Ms. Hua that resulted in the Company issuing 40,000,000 shares of common stock in exchange for all of RLSP's shares, similar to a stock split or nominal share issuance. Refer to ASC 260-10-55-12, 55-17 and S99-1. Alternatively, please explain why you believe the current disclosures are

      appropriate.

Note 8 - Related Party Transactions, page F-15

2.   Based on the information provided in the first and third bullets of your response to prior comment 8, please revise your filing to disclose:
- The reason for the related party vendor deposit and when you expect the deposit to be refunded; and
- The reason for the extension of credit terms to Xinsen and when you expect the outstanding related party accounts receivable to be paid.

      You may contact Andi Carpenter at (202) 551-3645 or Anne McConnell at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Bradley Ecker at (202) 551-4985 or Jay Ingram at (202) 551-3397 with any other questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Manufacturing